Exhibit 21.1

Subsidiaries of Vyant Bio, Inc.

Name	State or Country of Incorporation or Organization
StemoniX, Inc.	Minnesota
vivoPharm Pty, Ltd.	Australia
RDDT Pty, Ltd.	Australia
vivoPharm Europe, Ltd.	Germany
vivoPharm, LLC	Delaware